UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Global Capital Partners, Inc.
   6000 Fairview Road, Suite 1410
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   MoneyZone.com
   (MNZN)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/30/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.1|      |    | |                  |   |           |69,659             |D     |                           |
5 per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Warrants |$4.00   |1/16/|J(1)| |1,666      |A  |Immed|9/15/|Common Stock|1,666  |       |1,666       |D  |            |
                      |        |01   |    | |           |   |iate |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
$2.5 million 6% Conver|(2)     |1/16/|J(1)| |(2)        |A  |Immed|9/15/|Common Stock|(2)    |       |(2)         |D  |            |
tible Debenture       |        |01   |    | |           |   |iate |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
$2.5 million 6% Conver|(2)     |3/7/0|C   | |56,326     |D  |Immed|9/15/|Common Stock|56,326 |       |(2)         |D  |            |
tible Debenture       |        |1    |    | |           |   |iate |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
$2.5 Million 6% Conver|(2)     |4/9/0|J(3)| |(3)        |D  |Immed|9/15/|Common Stock|(2)    |       |0           |D  |            |
tible Debenture       |        |1    |    | |           |   |iate |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Preferred Sto|100-for-|4/9/0|J(3)| |100,000    |A  |Immed|N/A  |Common Stock|1,000  |       |100,000     |D  |            |
ck                    |1       |1    |    | |           |   |iate |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These securities were acquired by Global Capital Partners Inc. ("Global Capital") pursuant to an exchange agreement with a third party whereby Global Capital issued certain of its debentures and warrants in exchange for these
securities.
(2) The conversion price of the debenture is the lesser of (i) $4.00 and (ii) 80% of the average of the three lowest per share market values of the Company's common stock during the 30 trading days preceding the conversion date.
(3) Pursuant to an agreement between Global Capital and the Company, the remaining debentures were converted into 100,000 shares of the Company's Series A Preferred
Stock.
SIGNATURE OF REPORTING PERSON
/s/ Martin A. Sumichrast, Chairman, President and CEO
DATE
August 2, 2001